SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Fiscal Year ended December 31, 2008

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

Commission file number 333-51434

INVESTMENT PLAN FOR FORMER

CHRIS-CRAFT/UTV EMPLOYEES

2121 Avenue of the Stars

Los Angeles, CA 90067

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

NEWS CORPORATION

1211 Avenue of the Americas

New York, New York 10036

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

Investment Plan for Former Chris-Craft /UTV Employees

Financial Statements and Supplemental Schedule

Year Ended December 31, 2008

Report of Independent Registered Public Accounting Firm

The Plan Committee of the

Investment Plan for Former Chris-Craft/UTV Employees

We have audited the accompanying statements of net assets available for benefits of Investment Plan for Former Chris-Craft/UTV Employees as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California

June 26, 2009

Investment Plan for Former Chris-Craft/UTV Employees

Statements of Net Assets Available for Benefits

	December 31
	2008	2007
Assets
Investments, at fair value	$9,718,917	$18,605,304

Total assets	9,718,917	18,605,304

Net assets available for benefits	$9,718,917	$18,605,304

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2008

Additions to (deductions from) net assets attributed to:
Net investment income (loss):
Dividends and interest income	$223,261
Net depreciation in fair value of investments	(8,137,659)

Total net investment loss	(7,914,398)

Benefits paid to participants	(971,939)
Administrative expenses	(50)

Net decrease	(8,886,387)

Net assets available for benefits, beginning of year	18,605,304

Net assets available for benefits, end of year	$9,718,917

See accompanying notes.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements

December 31, 2008

1. Plan Description

The following description of the Investment Plan for Former Chris-Craft/UTV Employees (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Fox Entertainment Group, Inc. (the Plan Sponsor and the Company). The purpose of the Plan is to provide participants the opportunity to maintain their account balances in the Plan and provide them a choice of diverse investment options, including a choice of a financial interest in the Plan Sponsor’s parent, News Corporation, through ownership of Class A Non Voting Common Stock. This type of Plan is generally referred to as an Employee Stock Purchase Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective July 31, 2001, the Plan was frozen and employee contributions and employer matching contributions were no longer made to the Plan. The Plan Sponsor intends for the Plan to remain frozen indefinitely until such time as the Plan is terminated.

The Plan was amended and restated in its entirety effective as of January 1, 2008. This amendment and restatement was submitted to the Internal Revenue Service (IRS) for a determination as to its qualified status on January 31, 2008. No response has been received regarding this submission.

Vesting

Participants are 100% vested in their contributions and in the employer matching contributions.

Management of Trust Funds

Fidelity Management Trust Company (Fidelity) is the Trustee. The Plan provides for administration by a committee of at least two individuals appointed by the Board of Directors.

Participant Accounts

No contributions have been made to participant accounts for periods after July 31, 2001. Participant accounts are debited for any distributions. Investment gains, losses and expenses are allocated based on the participant’s account balances in each fund.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

1. Plan Description (continued)

Administrative Expenses

The Company may, at its discretion, elect to pay administrative expenses of the Plan. Plan expenses paid by the Company and the Plan were not significant for the year ended December 31, 2008.

Investment Options

Participants may direct their investment balances at any time, subject to the trading restrictions imposed by the registered investment companies, among various investment options outlined in the Summary Plan Description. During the year ended December 31, 2008, the Plan removed the American Funds EuroPacific Growth Fund Class R5 and replaced it with the Julius Baer International Equity Fund II.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits

Benefits are recorded when paid.

Risks and Uncertainties

The Plan’s exposure to credit loss in the event of nonperformance of investments is limited to the carrying value of such instruments. The Plan’s concentration of credit risk and market risk is dictated by the Plan’s provisions as well as those of ERISA and the participants’ investment preferences.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

The Plan’s investment in News Corporation Class A Non Voting Common Stock amounted to $5,813,225 and $13,969,798 as of December 31, 2008 and 2007, respectively. Such investments represented approximately 60% and 75% of the Plan’s total net assets as of December 31, 2008 and 2007, respectively. For risks and uncertainties regarding News Corporation, participants should refer to the June 30, 2008 News Corporation Annual Report as included in Form 10-K filed on August 13, 2008 and other periodic filings for News Corporation filed with the Securities and Exchange Commission.

Investments in News Corporation Class A Non Voting Common Stock, mutual funds, and money market funds are exposed to various risks such as the financial condition of News Corporation, interest rate, market and credit. Due to the level of risk associated with certain securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

In accordance with SFAS 157, assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recognized when earned. Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in Fair Value of Investments

All realized and unrealized appreciation (depreciation) in the fair value of investments is shown in the accompanying statement of changes in net assets available for benefits as net depreciation in fair value of investments.

3. Investments

Effective December 29, 2008, News Corporation Class A Non Voting Common Stock shares are listed on the NASDAQ Global Select Market and traded under the symbol “NWSA.” Prior to December 29, 2008, News Corporation Class A Non Voting Common Stock shares were listed on the New York Stock Exchange and traded under the symbol “NWS.A.”

Included in dividend and interest income on the statement of changes in net assets available for benefits for the year ended December 31, 2008 were dividends of $80,005 on the News Corporation Class A Non Voting Common Stock.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

3. Investments (continued)

The following table presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2008	2007
Common stock:
News Corporation Class A Non Voting Common Stock	$5,813,225	$13,969,798
Money Market Portfolio:
Fidelity Money Market Fund	2,944,158	3,251,235

The Plan’s investments (including gains and losses on investments bought, sold and held during the year ended December 31, 2008) depreciated in fair value as follows:

News Corporation Class A Non Voting Common Stock	$(7,676,956)
Mutual funds	(460,703)

Net depreciation in fair value of investments	$(8,137,659)

4. Fair Value Measurement

The Plan adopted the provisions of SFAS 157 effective January 1, 2008. Under SFAS 157, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

As a result of the adoption of SFAS 157, the Plan classified its investments as of December 31, 2008 based upon an established fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). Adoption of SFAS 157 did not have a material impact on the Plan’s financial statements.

Following is a description of the valuation methodologies used for assets and liabilities measured at fair value. Investments in News Corporation Class A Non Voting Common Stock and mutual funds are valued at quoted market prices, which represent the net asset value of the shares held by the Plan at December 31, 2008 and 2007. The money market fund is valued at cost plus interest earned, which approximates fair value.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

4. Fair Value Measurement (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Common stocks	$5,813,225	$—	$—	$5,813,225
Money market fund	2,944,158	—	—	2,944,158
Mutual funds	961,534	—	—	961,534

Total assets at fair value	$9,718,917	$—	$—	$9,718,917

5. Distributions to Participants for Terminations and Withdrawals

Benefits to participants or beneficiaries are available at any time and are payable in cash or for holdings in News Corporation Class A Non Voting Common Stock payable in whole shares with fractional shares of stock payable in cash.

6. Income Tax Status

The Plan has received a determination letter from the IRS dated November 22, 2002, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Expenses of the Plan

Participants’ accounts are charged for brokerage fees and transfer taxes incurred by Fidelity in connection with the purchase of News Corporation Class A Non Voting Common Stock. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants’ accounts. However, such expenses have been paid by the Plan Sponsor for the year ended December 31, 2008.

Investment Plan for Former Chris-Craft/UTV Employees

Notes to Financial Statements (continued)

8. Party-in-Interest Transactions

The Plan engages in certain transactions involving Fidelity, the Plan’s Trustee, and News Corporation, Fox Entertainment Group’s parent. Both Fidelity and News Corporation are parties-in-interest as defined by ERISA. These transactions involve the purchase and sale of News Corporation’s common stock and investing Plan monies in money market and mutual funds managed by Fidelity or its related affiliates. Fees paid by the Plan Sponsor to Fidelity, or its affiliates, for the year ended December 31, 2008 were not significant. Investments managed by Fidelity amounted to $3,427,605 and $4,139,230 as of December 31, 2008 and 2007, respectively.

9. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate or amend the Plan subject to the provisions of ERISA. In the event that the Plan is terminated, participant account balances would be distributed as soon as administratively practicable.

Supplemental Schedule

Investment Plan for Former Chris-Craft/UTV Employees

EIN: 20-2141557	Plan Number: 009

Schedule H, Part IV, Line 4(i) – Schedule of Assets

(Held at End of Year)

December 31, 2008

Identity of Issue		Description of Investment	Current Value
	Common Stock:
*	News Corporation	News Corporation Class A Non Voting Common Stock	$5,813,225

	Money Market Portfolio:
*	Fidelity Management Trust Company	Money Market Fund	2,944,158

	Mutual Funds:
	PIMCO	Total Return Fund	332,104
*	Fidelity Management Trust Company	Spartan US Equity Index Fund	123,882
*	Fidelity Management Trust Company	Mid-Cap Stock Fund	113,513
*	Fidelity Management Trust Company	Equity Income Fund	69,946
*	Fidelity Management Trust Company	Puritan Fund	40,296
	American Funds	AMCAP R5	25,994
	Julius Baer	International Equity Fund II	81,409
	Mairs & Power	Growth Fund	38,580
*	Fidelity Management Trust Company	Freedom 2015 Fund	97,954
*	Fidelity Management Trust Company	Freedom 2020 Fund	33,922
*	Fidelity Management Trust Company	Freedom 2025 Fund	2,810
*	Fidelity Management Trust Company	Cash Reserve Fund	1,124

			$9,718,917

*	Party-in-interest as defined by ERISA.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INVESTMENT PLAN FOR FORMER CHRIS- CRAFT/UTV EMPLOYEES

By:	/s/ Lynn L. Franzoi
Lynn L. Franzoi
Senior Vice President, Benefits,
Fox Entertainment Group, Inc.

Date: June 26, 2009

EXHIBITS

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP